

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Ravi Thakran
Chief Executive Officer
Aspirational Consumer Lifestyle Corp.
1 Kim Seng Promenade
#18-07/12 Great World City
Singapore 237994

        Re: Aspirational Consumer Lifestyle Corp.
            Amendment No. 2 to Registration Statement on Form S-4
            Filed May 27, 2021
            File No. 333-254304

Dear Mr. Thakran:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Background to the Business Combination, page 123

1. Please expand your disclosure regarding your discounted future enterprise value analysis to explain why Aspirational's management selected mature comparable companies in analogous markets with related business models instead of the companies it selected for the pro forma enterprise value analysis to determine the implied one-year forward EBITDA multiple of 25.0x applied to WUP's forecast Adjusted EBITDA.

2. We note your new disclosure that the one-year forward EBITDA multiple of 25.0x was determined with reference to WUP's target growth and margin profile at maturity, and the public market valuations of companies Aspirational's management believed to be mature

comparable companies in analogous markets with related business models. Please revise to describe the target growth and margin profile at maturity that you refer to in this analysis.

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher M. Barlow, Esq.